NO ACT

ACT ICA
SECTION 15(a)
RULE
PUBLIC AVAILABILITY Feb 27, 2013



13015156

February 27, 2013

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT
Our Ref. No. 801-69832

Your letter dated February 27, 2013, requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("**Commission**") under section 15(a) of the Investment Company Act of 1940 ("**1940 Act**") against Emerging Global Advisors, LLC ("**EGA**") or EGA Emerging Global Shares Trust ("**Trust**") if, under the circumstances described below, EGA provides services and receives compensation under an amended investment advisory agreement between EGA and the Trust and establishes a unified fee ("**Unified Fee**") without obtaining shareholder approval.

BACKGROUND

You state the following:

The Trust

The Trust is a Delaware statutory trust registered as an open-end, management investment company under the 1940 Act. The Trust was formed in 2008. The Trust currently has 22 operating series, each of which operates as a separate investment portfolio that is an exchange-traded fund ("**ETF**").

The Trust has two investment advisers that are not affiliated with each other: ALPS Advisors Inc. ("**ALPS**") and EGA, each of which provides investment advisory services to the Trust pursuant to a separate investment advisory agreement with the Trust.[1]

EGA

EGA is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ("**Advisers Act**"). EGA serves as an investment adviser to the Funds pursuant to an investment advisory agreement, entitled "*Sub-Advisory Agreement*," between EGA and the Trust on behalf of each of the Funds ("**EGA Agreement**"). The EGA Agreement was approved in accordance with section 15(a) of the 1940 Act. Under the EGA Agreement, EGA is responsible for the investment program of the Funds, including deciding what securities to purchase and sell, and the provision of reports to the board of trustees of the Trust ("**Board**") and to ALPS. As compensation for EGA's services, the Trust pays EGA a management fee based on each Fund's average daily net assets.

ALPS

ALPS, a Colorado corporation, serves as the Funds' investment adviser pursuant to an investment advisory agreement, entitled "*Amended and Restated Investment Advisory*

GTK FLOOD 1452501

Agreement," between ALPS and the Trust on behalf of each of the Funds ("**ALPS Agreement**"). The ALPS Agreement was approved in accordance with section 15(a) of the 1940 Act, most recently by shareholders of the Funds as part of a proxy solicitation culminating in shareholder meetings held in 2011 and 2012 ("**ALPS Solicitation**"). Under the ALPS Agreement, ALPS is charged with responsibility for the investment program of the Funds. As investment adviser, ALPS oversees EGA's day-to-day portfolio management of the Funds and provides reports to the Board.

Proposed Amendments to the EGA Agreement

EGA as Sole Investment Adviser

The Board is considering retaining EGA as the sole investment adviser for the Funds because EGA has recently received an order from the Commission allowing funds for which it serves as investment adviser to operate as ETFs ("**EGA Order**").[2] As a result, the Funds can now operate as ETFs under the EGA Order if EGA serves as the sole investment adviser.

A shareholder vote is not required to terminate the ALPS Agreement. By its terms, the EGA Agreement would not terminate even if the ALPS agreement were terminated. As the sole investment adviser, EGA would not be called upon to provide any additional services not already covered by the EGA Agreement. Accordingly, a shareholder vote would not be necessary for EGA to continue to provide advisory services to the Funds pursuant to the EGA Agreement.

In the event that the Board and ALPS agree to terminate the ALPS Agreement, EGA and the Trust would like to make certain changes to the EGA Agreement without obtaining shareholder approval.[3] While EGA could continue to provide investment advisory services to the Funds pursuant to the EGA Agreement in its current form, EGA and the Trust would like to amend the EGA Agreement in order to reflect that ALPS would no longer be serving as investment adviser and to make conforming changes to the EGA Agreement. The proposed amendments would not change the services provided by EGA or the compensation paid to EGA under the EGA Agreement, although the aggregate management fees payable by the Funds would decrease if ALPS were no longer an investment adviser.[4]

Unified Fee

In addition, EGA proposes to amend the EGA Agreement to introduce a "Unified Fee," whereby EGA would pay from its advisory fee all of the Fund's ordinary operating expenses (except for EGA's advisory fee, taxes, interest, rule 12b-1 fees,[5] brokerage expenses, litigation expenses, and extraordinary or other non-routine expenses, all of which would continue to be borne by the Funds). Although EGA proposes to assume these expenses under the Unified Fee, EGA does not propose to increase the advisory fees currently charged under the EGA Agreement or to otherwise change or reduce any of the services currently provided by EGA.[6]

ANALYSIS

Section 15(a) of the 1940 Act generally provides that no person may serve as an investment adviser to a registered investment company except pursuant to a written contract that, among other things, has been approved by the vote of a majority of the company's outstanding voting securities. Any material change in an advisory agreement creates a new contract that must be approved in accordance with section 15(a).[7]

Removing References to ALPS from the EGA Agreement

You argue that shareholder approval is not required to remove references to ALPS from the EGA Agreement because these changes are non-material.[8] You state that the current EGA Agreement could continue in effect as-is without shareholder approval because the provisions that refer to ALPS would simply have no effect once ALPS is no longer serving as an investment adviser to the Funds. For example, EGA would no longer be required to provide reports requested by ALPS when ALPS is no longer an investment adviser to the Trust. Significantly, the removal of references to ALPS from the EGA Agreement would not alter any of EGA's affirmative obligations under the EGA Agreement with respect to the Funds or the Board, and therefore would not reduce the nature and quality of services provided to the Funds by EGA.

You further believe that shareholder approval of the proposed amendments to the EGA Agreement would serve no useful purpose. If shareholders voted in the affirmative, the EGA Agreement would be formally amended. If they voted against the amendments the EGA Agreement would remain as-is, and the provisions that reference ALPS would simply have no effect. You state that there is no real decision for shareholders to make, and thus a vote would serve no purpose.

You note that during the ALPS Solicitation in connection with ALPS' change in control in 2011, the Funds experienced significant difficulty in achieving quorum and obtaining shareholder votes, and the proxy solicitation was highly disruptive to all of the parties, including the Funds' shareholders. You believe that a proxy solicitation to obtain shareholder approval of the amendments to the EGA Agreement outlined above would likewise be expensive, time consuming and disruptive, and would not provide shareholders with any meaningful benefits.

Adding the Unified Fee to the EGA Agreement

You believe that the adoption of the Unified Fee would be advantageous to the Funds' shareholders because EGA will take on the obligation to pay the Funds' ordinary operating expenses without any increase in EGA's advisory fee. You state that the Funds are currently obligated to pay these expenses, although EGA has consistently entered into annual voluntary expense waiver and reimbursement agreements with the Trust that typically cap a Fund's ordinary operating expenses at the same rate as EGA's advisory fee. Under the Unified Fee, EGA's obligation to bear these expenses would become part of the EGA Agreement, and would therefore no longer be subject to EGA's voluntary renewal of the expense waiver and reimbursement agreements.

You assert that there is substantial precedent that would allow EGA to adopt the Unified Fee without obtaining shareholder approval of an amendment to the EGA Agreement, particularly where there is no increase in EGA's advisory fees and no diminution in the services that EGA provides to the Funds.[9] You argue that the adoption of the Unified Fee would be more advantageous to the Funds' shareholders than the facts in recent Commission staff guidance (which addressed the aggregation of advisory and administration fees) because EGA proposes to assume all of the Funds' ordinary operating expenses (not just administrative fees) without any increase in the fees charged under the current EGA Agreement.

You also believe that a majority of the Funds' shareholders would always vote for EGA to assume the obligation to pay the Funds' ordinary operating expenses in order to eliminate the possibility that the Funds' net expenses might increase in the future. Accordingly, you argue that no purpose would be served by holding a vote for the adoption of the Unified Fee.[10]

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission against EGA or the Trust under section 15(a) of the 1940 Act if EGA provides services and receives compensation under an amended investment advisory agreement between EGA and the Trust and establishes a Unified Fee without obtaining shareholder approval. Our position is based particularly on your representations that:

- The proposed amendments would not reduce or modify in any way the nature and level of advisory services provided to the Funds by EGA and
- The total advisory fees paid to EGA under the amended EGA Agreement and Unified Fee would not exceed the advisory fees payable under the current EGA Agreement.

We note that any future material change to the amended EGA Agreement, including any amendment that results in increasing the Unified Fee, would require approval by shareholders in accordance with section 15(a).

This response expresses our view on enforcement action only and does not express any legal conclusions on the issues presented. Because our position is based upon all of the facts and representations in your letter, any different facts or representations may require a different conclusion.

Catherine A. Courtney
Senior Counsel

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[1] With respect to 21 of the 22 operating series ("**Funds**"), ALPS is identified as each Fund's investment adviser in Fund registration statements and product descriptions, and EGA is identified as each Fund's sub-adviser in Fund registration statements and product descriptions. EGA is the sole investment adviser to EGShares Emerging Markets Core ETF, an operating series of the Trust, pursuant to a separate investment advisory agreement between EGA and the Trust, which is not part of this request for no-action relief.

[2] *Emerging Global Advisors, LLC and EGA Emerging Global Shares Trust*, Investment Company Act Rel. Nos. 30184 (August 28, 2012) (notice) and 30212 (September 25, 2012) (order). You state that when the Trust filed

its initial registration statement in 2008, ALPS had received a similar order ("**ALPS Order**"), but EGA had not. *ALPS Advisers, Inc., ALPS ETF Trust and ALPS Distributors, Inc.*, Investment Company Act Rel. Nos. 28235 (April 9, 2008) (notice) and 28262 (May 1, 2008) (order).

[3] The proposed amendments to the EGA Agreement would be considered by the Trust's Board. The amendments would be made only if approved by a majority of the Board's trustees, including a majority of the trustees who are not interested persons of EGA. The Trust will promptly notify the Trust's shareholders of the amendments by delivery of the revised prospectus or supplement after the Board approves the amendments and the revised EGA Agreement becomes effective, which is expected to coincide with the termination of the ALPS Agreement.

[4] Because of EGA's current voluntary expense waiver and reimbursement agreement, net expenses for the Funds may be the same even after ALPS ceases to serve as investment adviser, as well as after the proposed adoption of a Unified Fee.

[5] The Funds have established rule 12b-1 plans but have no current intention of implementing them and will not do so without obtaining further Board approval.

[6] The Funds' net expenses under the Unified Fee also are not expected to increase as compared to current net expenses after expense waivers and reimbursements because EGA has typically capped ordinary operating expenses at the same rate as its advisory fee.

[7] *See* Franklin Templeton Group of Funds, Staff No-Action Letter (July 23, 1997) ("**Franklin Templeton**"); American Odyssey Funds, Inc., Staff No-Action Letter (Oct. 7, 1996) ("**American Odyssey**").

[8] *See* American Odyssey.

[9] *See* Advisory Contracts — Combined Investment Advisory and Service Fees, Investment Management Staff Issues of Interest (Oct. 5, 2012). *See also* Franklin Templeton.

[10] *See* Washington Mutual Investors Fund, Inc., Staff No-Action Letter (May 14, 1993); *accord*, Limited Term Municipal Fund, Inc., Staff No-Action Letter (Nov. 17, 1992).



Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

February 27, 2013

Mr. Douglas Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2736

Re: **Emerging Global Advisors, LLC**

Dear Mr. Scheidt:

We are writing on behalf of Emerging Global Advisors, LLC ("EGA"), a registered investment adviser, and EGA Emerging Global Shares Trust (the "Trust"), a registered investment company, to request that the Staff of the Division of Investment Management (the "Staff") not recommend enforcement action to the U.S. Securities and Exchange Commission (the "SEC") under Section 15(a) of the Investment Company Act of 1940 (the "1940 Act") against EGA or the Trust if, under the circumstances described below, EGA provides services and receives compensation under an amended investment advisory agreement between EGA and the Trust and establishes a unified fee (the "Unified Fee") without obtaining shareholder approval.[1]

BACKGROUND

The Trust

The Trust is a Delaware statutory trust registered as an open-end, management investment company under the 1940 Act. The Trust was formed in 2008. The Trust currently has 22 operating series, each of which operates as a separate investment portfolio that is an exchange-traded fund ("ETF").

The Trust has two investment advisers that are not affiliated with each other: ALPS Advisors Inc. ("ALPS") and EGA, each of which provides investment advisory services to the Trust pursuant to a separate investment advisory agreement with the Trust. With respect to 21 of the 22 operating series (the "Funds"), ALPS is identified as each Fund's investment adviser

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[1] This letter restates and updates information that we provided to the Staff in a series of communications with David W. Grim of the Staff beginning on October 5, 2012.

in Fund registration statements and product descriptions, and EGA is identified as each Fund's subadviser in Fund registration statements and product descriptions.[2]

EGA

EGA is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). EGA serves as an investment adviser to the Funds pursuant to an investment advisory agreement, entitled "Sub-Advisory Agreement," between EGA and the Trust on behalf of each of the Funds (the "EGA Agreement"). The EGA Agreement was approved in accordance with Section 15(a) of the 1940 Act. Under the EGA Agreement, EGA is responsible for the investment program of the Funds, including deciding what securities to purchase and sell, and the provision of reports to the board of trustees of the Trust (the "Board") and to ALPS. As compensation for EGA's services, the Trust pays EGA a management fee based on each Fund's average daily net assets.

ALPS

ALPS, a Colorado corporation, serves as the Funds' investment adviser pursuant to an investment advisory agreement, entitled "Amended and Restated Investment Advisory Agreement," between ALPS and the Trust on behalf of each of the Funds (the "ALPS Agreement"). The ALPS Agreement was approved in accordance with Section 15(a) of the 1940 Act, most recently by shareholders of the Funds as part of a proxy solicitation culminating in shareholder meetings held in 2011 and 2012 (the "ALPS Solicitation"). Under the ALPS Agreement, ALPS is charged with responsibility for the investment program of the Funds. As investment adviser, ALPS oversees EGA's day-to-day portfolio management of the Funds and provides reports to the Board.

Proposed Amendments to the EGA Agreement

The Board is considering retaining EGA as the sole investment adviser for the Funds. When the Trust filed its initial registration statement in 2008, ALPS had received an order (the "ALPS Order")[3] from the SEC allowing funds for which it serves as investment adviser to operate as ETFs. At that time, EGA did not have such an order, but EGA has recently received a similar order (the "EGA Order").[4] As a result, the Funds could now operate as ETFs under the EGA Order if EGA serves as the sole investment adviser.

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[2] EGA is the sole investment adviser to EGShares Emerging Markets Core ETF, an operating series of the Trust, pursuant to a separate investment advisory agreement between EGA and the Trust, which is not part of this request for no-action relief.

[3] *ALPS Advisers, Inc., ALPS ETF Trust and ALPS Distributors, Inc.*, Investment Company Act Release Nos. 28235 (April 9, 2008) (notice) and 28262 (May 1, 2008) (order). Notice available at http://www.sec.gov/rules/ic/2008/ic-28235.pdf; Order available at http://www.sec.gov/rules/ic/2008/ic-28262.pdf.

[4] *Emerging Global Advisors, LLC and EGA Emerging Global Shares Trust*, Investment Company Act Release Nos. 30184 (August 28, 2012) (notice) and 30212 (September 25, 2012) (order). Notice available at

A shareholder vote is not required to terminate the ALPS Agreement. By its terms, the EGA Agreement would not terminate even if the ALPS agreement were terminated. As the sole investment adviser, EGA would not be called upon to provide any additional services not already covered by the EGA Agreement. Accordingly, a shareholder vote would not be necessary for EGA to continue to provide advisory services to the Funds pursuant to the EGA Agreement.

In the event that the Board and ALPS agree to terminate the ALPS Agreement, EGA and the Trust would like to make certain changes to the EGA Agreement without obtaining shareholder approval. While EGA could continue to provide investment advisory services to the Funds pursuant to the EGA Agreement in its current form, EGA and the Trust would like to amend the EGA agreement in order to reflect that ALPS would no longer be serving as investment adviser and to conform the EGA Agreement to the investment advisory agreement that EGA uses for series of the Trust for which EGA already serves as the sole investment adviser. The proposed amendments would not change the services provided by EGA or the compensation paid to EGA under the EGA Agreement, although the aggregate management fees payable by the Funds (as reflected under "Annual Fund Operating Expenses – Management Fees" in the Funds' prospectus fee table) would decrease if ALPS were no longer an investment adviser.[5]

In addition, EGA proposes to amend the EGA Agreement to introduce a "unified fee," whereby EGA would pay from its advisory fee all of the Fund's ordinary operating expenses (except for EGA's advisory fee, taxes, interest, Rule 12b-1 fees,[6] brokerage expenses, litigation expenses, and extraordinary or other non-routine expenses, all of which would continue to be borne by the Funds) (the "Unified Fee"). Although EGA proposes to assume these expenses under the Unified Fee, EGA does not propose to increase the advisory fees currently charged under the EGA Agreement or to otherwise change or reduce any of the services currently provided by EGA.[7] The total advisory fees paid to EGA under the amended EGA Agreement and the Unified Fee would not exceed the advisory fees payable under the current EGA Agreement.

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http://www.sec.gov/rules/ic/2012/ic-30184.pdf; Order available at http://www.sec.gov/rules/ic/2012/ic-30212.pdf.

5 *See* Form N-1A, Item 3 at http://www.sec.gov/about/forms/formn-1a.pdf. Because of EGA's current voluntary expense waiver and reimbursement agreement, net expenses for the Funds may be the same even after ALPS ceases to serve as investment adviser, as well as after the proposed adoption of a unified fee, as discussed below.

6 The Funds have established Rule 12b-1 plans but have no current intention of implementing them and will not do so without obtaining further Board approval.

7 See n. 5, *supra*. The Funds' net expenses under the Unified Fee are also not expected to increase as compared to current net expenses after expense waivers and reimbursements because EGA has typically capped ordinary operating expenses at the same rate as its advisory fee.

The proposed changes to the EGA agreement are as follows:

- Retitle the EGA Agreement as "Investment Advisory Agreement";
- Replace references to EGA as the "Sub-Adviser" to the "Adviser";
- Delete references to ALPS as the investment adviser;
- Delete references to ALPS supervising EGA;
- Delete references to EGA providing information and reports to ALPS;
- Delete references to ALPS in a provision requiring that directed brokerage be used only in accordance with Rule 17e-1 of the 1940 Act;
- Delete references to ALPS as one of several entities to whom EGA shall not be liable in the absence of disabling conduct; and
- Replace existing advisory fee and expense provisions with the Unified Fee.

There would be no other changes to the EGA Agreement. The proposed changes would not reduce or modify in any way the nature or level of the advisory services provided to the Funds by EGA.

Request for Staff Guidance

EGA seeks assurance that the Staff would not view the amendments to the EGA Agreement outlined above as requiring shareholder approval. EGA believes that the contemplated changes are immaterial or, in the case of the Unified Fee, would automatically meet with shareholder approval. EGA also believes that the contemplated changes are not designed to, nor would they, reduce the nature and quality of services provided to the Funds by EGA, nor would they increase the fees charged for such services by EGA.

We note that during the ALPS Solicitation in connection with ALPS' change-in-control in 2011, the Funds experienced significant difficulty in achieving quorum and obtaining shareholder votes, and the proxy solicitation was highly disruptive to all of the parties, including the Funds' shareholders.[8] EGA believes that a proxy solicitation to obtain shareholder approval of the amendments to the EGA Agreement outlined above would likewise be expensive, time consuming and disruptive, and would not provide shareholders with any meaningful benefits.

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[8] Among other things, it was necessary to file an additional proxy statement to re-solicit shareholders of three Funds, and ALPS was required to operate under an interim advisory agreement pursuant to Rule 15a-4 under the 1940 Act. *See* the Trust's proxy statement on Schedule 14A, filed February 29, 2012, available at http://sec.gov/Archives/edgar/data/1450501/000113743912000039/egadefa14a02082012.htm. Rule 15a-4 generally permits an investment company's adviser to serve for up to 150 days under a contract that has not been approved by the fund's shareholders, subject to certain conditions.

ANALYSIS

Section 15(a) of the 1940 Act generally provides that no person may serve as an investment adviser to a registered investment company except pursuant to a written contract that, among other things, has been approved by the vote of a majority of the company's outstanding voting securities. Because of this provision, shareholder approval is generally sought before amending an advisory agreement.

Removing References to ALPS from the EGA Agreement

In our view, shareholder approval is not required to remove references to ALPS from the EGA Agreement because these changes are non-material. *See American Odyssey Funds, Inc.* (pub. avail. Oct. 7, 1996) ("*American Odyssey*") (Staff granted no-action relief for amendments to an advisory contract without a shareholder vote where a fund lowered contractual fee rates and removed references to a terminated subadviser).[9] As with the subadvisory agreement in *American Odyssey*, the current EGA Agreement could continue in effect as-is without shareholder approval because the provisions that refer to ALPS would simply have no effect once ALPS is no longer serving as an investment adviser to the Funds.[10] For example, in either case EGA would no longer be required to provide reports requested by ALPS when ALPS is no longer an investment adviser. Significantly, the removal of references to ALPS from the EGA Agreement does not alter any of EGA's affirmative obligations under the EGA Agreement with respect to the Funds or the Board, and therefore will not reduce the nature and quality of services provided to the Funds by EGA. In our view, this confirms that the proposed amendments are non-material, and thus shareholder approval is not required.

As in *American Odyssey*, shareholder approval of the proposed amendment to the EGA Agreement would serve no useful purpose. If shareholders voted "yes," the EGA Agreement would be formally amended. If they voted "no," the EGA Agreement would remain as-is, because the provisions that reference ALPS would simply have no effect. In short, there is no real decision for shareholders to make, and thus a vote would serve no purpose.

Adding the Unified Fee to the EGA Agreement

We believe that the adoption of the Unified Fee would be advantageous to the Funds' shareholders because EGA will take on the obligation to pay the Funds' ordinary operating expenses without any increase in EGA's advisory fee. The Funds are currently obligated to pay these expenses, although EGA has consistently entered into annual voluntary expense waiver and reimbursement agreements with the Trust that typically cap a Fund's ordinary operating expenses at the same rate as EGA's advisory fee. Under the Unified Fee, EGA's obligation to bear these expenses would become part of the EGA Agreement, and would therefore no longer be subject to EGA's voluntary renewal of the expense waiver and

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[9] Available at http://sec.gov/divisions/investment/noaction/1996/americanodyseeyfunds100796.pdf.

[10] Because ALPS is not a party to the EGA Agreement, these provisions are not contractually binding on ALPS.

reimbursement agreements. This would likely decrease the aggregate "Other Expenses" and "Total Annual Fund Operating Expenses" payable by the Funds, as reflected under "Annual Fund Operating Expenses" in the Funds' prospectus fee table.[11]

We believe that there is substantial precedent that would allow EGA to adopt the Unified Fee without obtaining shareholder approval of an amendment to the EGA Agreement, particularly where, as here, there is no increase in EGA's advisory fees and no diminution in the services that EGA provides to the Funds. *See, e.g., Advisory Contracts — Combined Investment Advisory and Service Fees* (pub. avail. Oct. 5, 2012) ("*Advisory Contracts IoI*") (combination of a fund's separate administration and advisory agreements into a single "management agreement" without obtaining shareholder approval of the single agreement under Section 15(a) of the 1940 Act, where the proposed changes would not reduce or modify in any way the nature or level of the advisory or administration services provided to the fund, is consistent with previous Staff no-action positions).[12] The adoption of the Unified Fee is more advantageous to the Funds' shareholders than the facts in the *Advisory Contracts IoI*, which called for the aggregation of the advisory and administration fees, because EGA proposes to assume *all* of the Funds' ordinary operating expenses (not just administrative fees) without *any* increase in the fees charged under the current EGA Agreement. *See also Gartmore Mutual Funds* (pub. avail. March 19, 2004) (Staff granted no-action relief for a fund to transition to a "fulcrum fee" without shareholder approval, where the maximum fee was equal to the previously approved advisory fee levels, provided that this would not decrease or modify the nature or level of services provided to the fund).[13]

We also believe that a majority of the Funds' shareholders would always vote for EGA to assume the obligation to pay the Funds' ordinary operating expenses in order to eliminate the possibility that the Funds' net expenses might increase in the future. Accordingly, no purpose would be served by holding a vote for the adoption of the Unified Fee. *Cf. Washington Mutual Investors Fund, Inc.* (pub. avail. May 14, 1993) (Staff indicated that a shareholder vote is not required before an adviser lowers its advisory fees, provided that the adviser does not reduce the quality or quantity of its services, and that its obligations remain the same in all respects);[14] *accord, Limited Term Municipal Fund, Inc.* (pub. avail. Nov. 17, 1992). Holding a shareholder meeting would also likely involve significant expense and disruption to the Funds' shareholders, based on the Funds' recent experience in connection with the ALPS Solicitation.

*****

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[11] See nn. 5 and 7, *supra*. Again, a Fund's net expenses under the Unified Fee may be the same as a Fund's current net expenses after expense waivers and reimbursements because EGA has typically capped ordinary operating expenses at the same rate as its advisory fee.

[12] Available at http://sec.gov/divisions/investment/issues-of-interest.shtml#advisorycontracts-ica.

[13] Available at http://www.sec.gov/divisions/investment/noaction/gartmore03192004.htm.

[14] Available at http://sec.gov/divisions/investment/noaction/1993/washingtonmutual051493.pdf.

The proposed amendments to the EGA Agreement will be considered by the Trust's Board. The amendments will be made only if approved by a majority of the Board's trustees, including a majority of the trustees who are not interested persons of EGA. The Trust will supplement or revise its prospectus promptly after the Board approves the amendments and the revised EGA Agreement becomes effective, which is expected to coincide with the termination of the ALPS Agreement, and will promptly notify the Trust's shareholders of the amendments by delivery of the revised prospectus or supplement.

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend enforcement action to the SEC under Section 15(a) of the 1940 Act against EGA or the Trust if, under the circumstances described above, EGA provides services and receives compensation under an amended investment advisory agreement between EGA and the Trust and establishes the Unified Fee without obtaining shareholder approval.

Should you require additional factual information or further analysis, please contact me at (215) 564-8011. If the staff is unable to confirm that it will not seek enforcement action based on this letter, I would appreciate it if you would contact me to discuss possible revisions or additional submissions. Thank you for your consideration of this matter.

Very truly yours,



Michael D. Mabry

CTK

~~1523609~~

1450501